Filed Pursuant to Rule 433

Registration Statement No. 333-281192

November 17, 2025

PRICING TERM SHEET

5.75% DEBENTURES, SERIES 2025 A

Issuer:	Consolidated Edison Company of New York, Inc. (the “Issuer”)

Anticipated Ratings (Moody’s; S&P; Fitch)*:	A3 (Stable); A- (Stable); A- (Stable)

Issue of Securities:	5.75% Debentures, Series 2025 A due 2055 (the “Debentures”)

Principal Amount:	$900,000,000

Interest Rate:	5.75% per annum

Interest Payment Dates:	May 15 and November 15, commencing on May 15, 2026

Maturity Date:	November 15, 2055

Benchmark Treasury:	4.750% due August 15, 2055

Benchmark Treasury Price / Yield:	100-05+ / 4.739%

Spread to Benchmark Treasury:	+103 basis points

Yield to Maturity:	5.769%

Public Offering Price:	99.731% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to May 15, 2055 (six months prior to the maturity date of the Debentures) (the “Par Call Date”), the Issuer may redeem the Debentures at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement related to the Debentures) plus 15 basis points, less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

Par Call:	On or after the Par Call Date, the Issuer may redeem the Debentures, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Pricing Date:	November 17, 2025

Settlement Date:	November 19, 2025 (T+2)

CUSIP / ISIN:	209111 GP2 / US209111GP24

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc.

*Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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